Exhibit 99.1

MHG - CHANGE TO THE BOARD OF DIRECTORS

Michael Parker has informed Marine Harvest ASA of his resignation from the Board of Directors. The Board wishes to thank Mr. Parker for his contribution to the Board during his service at Marine Harvest.

The nomination committee will be proposing a replacement to the Annual General Meeting, which will be held 8 June 2015.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.